January 29, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the Staff’s request for supplementary information communicated during a conference call between the Staff, the Company and certain of the Company’s advisors on January 22, 2013. We hope that the following information will assist the Staff in evaluating the Company’s responses dated January 10, 2013 to the Staff’s comment letter dated January 7, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11, Registration No. 333-185532, filed on December 31, 2012 and relating to the Company’s registration of shares of its common stock, par value $0.01 per share.

The following table sets forth certain information with respect to acquisitions of healthcare facilities completed by the Company during the past three years in which the owner and operator of the facility acquired were the same entity or affiliated entities. In each case the Company entered into a new lease concurrently with the acquisition, either with the existing operator or a new operator.

	Year Ended December 31,
	2010	2011	2012
Number of Transactions	5	13	13
Number of Facilities Acquired	8	25	24
Aggregate Purchase Price	$34,615,223	$123,045,775	$99,422,831
Aggregate Transaction Expenses	$292,680	$2,156,920	$1,109,309

Securities and Exchange Commission

January 29, 2013

The following table sets forth certain information with respect to acquisitions of healthcare facilities completed by the Company during the past three years in which the owner and operator of the facility acquired were not the same entity nor affiliated entities, so the facility was previously subject to a third party lease. In all but one case the Company entered into a new lease concurrently with the acquisition, either with the existing operator or a new operator. In the remaining case the Company acquired the third party lease with the existing operator concurrently with the acquisition.

	Year Ended December 31,
	2010	2011	2012
Number of Transactions	3	8	4
Number of Facilities Acquired	3	20	18
Aggregate Purchase Price	$17,668,820	$52,668,425	$84,475,000
Aggregate Transaction Expenses	$236,282	$490,107	$666,168

* * * * *

If you wish to further discuss the Company’s responses to the Comment Letter, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan

Robert L. Verigan

cc:	Craig M. Bernfield, Aviv REIT, Inc.
William J. Whelan III, Cravath, Swaine & Moore LLP